Certified fair trade body care with $17 million trailing twelve months revenue



alaffia.com Olympia, WA in ▶ f ⊙ ♪

Highlights

1. Backed by Walter Robb (ex-Whole Foods Co-CEO) and David Bronner (Dr. Bronner's)

2. Nationwide distribution in 4400+ retail stores Whole Foods Market, Amazon, Target.com, Walmart.com

3. 3x YoY growth in 2025, $20M baseline revenue through committed retailer shelf placements in 2026.

4. Top 3 brands at Whole Foods Market and 15,000+ 5-star reviews on Amazon

5. Projecting $24M revenue and profitability in 2026, on a path to $50M in 2028

6. Led by world-class former executives from Whole Foods Market, Amazon, Target & General Mills

7. The New York Times, Vogue, NBC News, Good Housekeeping, Harper's Bazaar features

8. 250,000+ lives impacted in West Africa through access to clean water, healthcare and education

Featured Investors



Walter Robb in   Follow   Invested $25,000 ⓘ

Walter is the former Co-CEO of Whole Foods Market, where he helped shape the modern natural products movement during his 25+ year tenure. As a visionary operator and purpose-driven leader, he now advises and invests in the next generation of values-led food and wellness brands through his firm, Stonewall Robb Advisors, and as Operating Partner at S2G Ventures. Walter serves on numerous mission-aligned boards and brings unmatched retail insight, industry influence, and strategic leadership to Alaffia.

"The most enduring companies are built with a deeper reason for existing — where giving back is not an afterthought, but part of the design. Alaffia is a clear example of that. Its commitment to fair trade shea, community empowerment, and accessible pricing proves that impact and long-term value creation can grow together."



David Bronner   Follow   Invested $25,000 ⓘ
Syndicate Lead

David Bronner is Cosmic Engagement Officer (CEO) of Dr. Bronner's, the top-selling natural brand of soap in North America. The company caps Executive pay at five times the lowest paid fully vested position and has grown from $4 million in annual revenue in 1998 to an estimated $209 million in 2024. David was born in Los Angeles, California in

1000 to an estimated $200 million in 2024. David was born in Los Angeles, California in 1973 and earned an undergraduate degree in biology from Harvard University. A dedicated vegan and an advocate for drug policy and criminal justice reform as well as regenerative organic agriculture and other social justice and environmental causes, David serves on the board of MAPS and the Regenerative Organic Alliance. He lives in Encinitas, California.
drbronner.com

"I am investing in Alaffia because Africa deserves more supply chains that empower, not exploit. For too long, the status quo of global business is to take from the continent without giving back. Through our sourcing of fair trade and regenerative organic palm oil from Ghana, my company, Dr. Bronner's is committed to a different story. Alaffia is one of the few brands that shares this commitment. I have long admired and been inspired by their work. Alaffia's model puts women at the center, invests in cooperatives, pays fairly, restores ecosystems, and channels resources directly into maternal care, education, and reforestation. This is what ethical sourcing looks like when it's done right. My investment in Alaffia is an investment in a future where African communities benefit from the abundance and wealth they create."

 **Rod Hildebrant** Follow   Invested $1,000,000 ⓘ

"Alaffia is a household brand for families seeking clean, ethical, and accessible body care. I'm impressed by the mission, the quality of the products, and the team behind the brand. Its leadership position at Whole Foods and the successful relaunch of Good Soap are strong proof points that Alaffia is resilient and ready to expand. I'm excited to be part of its next chapter."

Other investors include <u>Whole Foods Market</u>

Team

 **Olowo-n'djo Tchala** Founder and CEO

Award-winning Fair Trade pioneer. 2x Founder. Built Alaffia from $0 to $40M+ revenue. Advisor to Whole Foods Market Foundation. U.S. Trade Advisory Committee on Africa appointee. E&Y Entrepreneur of the Year. UC Davis BS.

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 **Isabelle Francois** President

Scaling and innovation expert. Drove $1.5B in revenue as a Whole Foods Market & Amazon VP. Scaled 365 by WFM new store banner from $0 to $400M+ revenue. Doubled revenue to $100M as CFO at Shaw Bakers. KEDGE Business School MBA.

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 **Keith McBride** Vice President of Growth & Product

Category architect with 20+ years in CPG, including leadership roles in category management and product development. Expert in retailer strategy and innovation. Led $1B Body Care, Family & Home categories as Whole Foods Executive. Suffolk University BA.

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Memo

For



Alaffia is category-**defining** body care. We make clean, effective soap and personal care products used by millions of households, made with Fair Trade

personal care products used by millions of households, made with Fair Trade shea sourced directly from West Africa. Backed by industry titans such as the Former CEO of Whole Foods Market and the CEO of Dr. Bronner's. Alaffia is unlocking inventory and fulfillment across new retailers, positioning us to achieve EBITDA profitability this year.

Alaffia grew from a single cooperative into a $40M/year business before a successful exit to private equity. Last year, Alaffia's original founder Olowo-n'djo Tchala reacquired the company and returned as CEO, bringing back the leadership, relationships, and care that built the brand.

Today, Alaffia is sold in 4,480+ retail stores nationwide, including Whole Foods Market, Walmart.com, Sprouts, Wegmans, Erewhon, Target.com, and leading e-commerce platforms like Amazon and Thrive Market.



And now, demand is outpacing supply in the $100B personal care market! A major near-term growth driver is Good Soap. We're relaunching it with a 30-month Whole Foods Market commitment. Our product portfolio is currently in the top 3 best-selling for Whole Foods Market's in body care. Good Soap is accelerating the foundation for broader portfolio expansion across grocery, club, mass retail, and e-commerce on a path to $50M revenue by 2028.

Alaffia's advantage is the DNA of the business. Our certified Fair Trade supply chain is unique. Our women-led cooperatives offer dignified employment and an opportunity for women to participate in the global economy by making shea butter using century old indigenous methods. We reinvest a percent of every dollar we earn back into community projects such as clean water access and tree-planting. Our social enterprise model has impacted directly and indirectly more than 250,000 people across West Africa. This strengthens our regional relationships, deepens our connection to the communities we work with, and supports product quality and a more resilient supply chain.

Led by executives from Whole Foods Market, Amazon, and General Mills, we've redefined what ethical body care looks like.



"[Olowo-n'djo's] vision is reshaping global commerce... [Alaffia] is a great example of a win-win-win product."
— JASON BUECHEL,
CEO, WHOLE FOODS MARKET

Scaling to meet surging demand

Since founder reacquisition in 2025, Alaffia's revenue, velocity, and retail expansion have accelerated across channels.

Natural channel trust is now expanding into conventional grocery, and e-commerce, as retailers increase placements in response to strong repeat purchase.



Customers keep coming back

$1.3M Monthly Sales

$1.7M Monthly Orders

$17M Trailing twelve

+13% Dollar Velocity

months revenue

Growth

Retail wants more

4,480+

Retail Doors Nationwide

Top 3

Bath & Body at Whole Foods

20+ Years

Natural Channel Leadership

Committed expansion across retail

Long-term

Whole Foods Commitment and Good Soap product line extension

good

$5M+

Forecasted 2026 Good Soap Revenue

500

Net New Doors in 2026



The momentum is visible on the shelf. We just launched Good Soap single bars and bath bombs at Whole Foods Market - a six-month exclusive with dedicated branded fixtures. Retail partners are expanding placements, demand is soaring, and our pipeline is full. An expanded Good Soap body wash line debuts Q4 2026, followed by new lotions and body scrubs in Q1 2027.

Clean doesn't always mean ethical

$600B+

Global Beauty & Personal Care Market

Consumers demand "clean" and "ethical" products.

Many supply chains are optimized for:
Cost
Scale
Efficiency
Extractive by design.

Shea butter, one of the most widely used ingredients in body care, is harvested almost exclusively in sub-Saharan Africa, which supplies roughly 90% of the world's shea. Tens of millions of women rely on shea collection as a source of income.



Sub-Saharan Africa supplies
90%
of global shea production

Yet, the women who harvest, dry, and process the shea receive the smallest share of the final value created.



Conventional supply chains
Raw shea nuts are purchased at low commodity-level prices.
Processing and value addition happen outside Africa.
Global brands capture the majority of downstream margin.

Fair trade standards vary widely in structure, transparency, and long-term commitments. The result is structural imbalance. Communities closest to the ingredient often receive the smallest share of the financial return it generates.

Clean beauty and body care focuses on ingredients. Quality is directly shaped by supply chain integrity. When sourcing is extractive, shea is often ultra-refined to standardize and mask degradation. If "clean" is to mean integrity, it must include traceability, dignity, and shared prosperity across the entire supply chain.



Who benefits from the upside and how much?
$
$ $
$ $ $
Harvest
Export
Brand
Relative profit capture

In most global supply chains, value concentrates downstream, closer to brands, retailers, and consumers. Producers remain price-takers in a commodity system they do not control. That imbalance is structural.

We've built and scaled a vertically integrated, certified fair trade supply chain

Alaffia uses a vertically integrated, Fair Trade supply chain designed to strengthen sourcing control, improve cost stability, and build long-term retail reliability.

Our model has become a durable competitive advantage. Deep cooperative partnerships, verified sourcing infrastructure, and embedded retail relationships create a system competitors cannot easily replicate.

Value is added closer to origin, creating long lasting empowerment and transparent cost structure.

transparent cost structure.

This structure does more than improve operational control. It changes who participates in the economics. At the same time, this allows us to maintain accessible pricing for consumers. We avoid the premium markups common in prestige clean brands.



The Alaffia Supply Chain
Women-Led Cooperatives
Local Processing
Direct Sourcing
Manufacturing
US Retail
(4,480+ doors)

15–25% above market pay	Certified Fair Trade sourcing	Long-term purchasing commitments

We pay 15–25% above market price for shea nuts, providing stable income to cooperative members who rely on shea collection as one of their primary sources of cash income. Long-term purchasing commitments create predictability in regions where income volatility is common.

We dedicate a percent of sales into community-led initiatives, including maternal care, education access, clean water infrastructure, and tree-planting. As revenue grows, reinvestment grows with it.



99,964	17	2,234	37,521
TREES PLANTED	SCHOOLS BUILT	EYEGLASSES DISTRIBUTED	SCHOOL SUPPLY RECIPIENTS
6,397	6,397	217	217
BIRTHS FUNDED	BICYCLES FOR EDUCATION DISTRIBUTED	SCHOOL BENCHES PROVIDED	WELLS INSTALLED

We have demonstrated that national retail scale, operational discipline, and community-centered economics can strengthen one another.

Now we are scaling a model that already works.



Rare, authentic, ethical body care

Consumers choose Alaffia because it works. Retailers keep it on shelf because it sells.

When shea is responsibly sourced and traditionally processed, it remains unrefined, nutrient-rich, and more effective. Our shea-rich body care is loved and trusted by millions of households.

Our formulations are rooted in tradition and hundreds of years of use. The result is clean, effective body care designed for everyday use at an accessible price.

Built for Everyday Use


Result
Trust
Accessibility
TRADITIONAL AUTHENTIC
WEST AFRICAN
FAIR TRADE
INGREDIENTS
Shea-rich, effective formulations
Certified Fair Trade sourcing
National distribution + everyday pricing

In a crowded clean market, most brands are emerging or niche. They demand premium prices or compete primarily on cost. Alaffia is established, nationally distributed, and accelerating.


Market Positioning
Integrity
Embedded Supply Chain
ALAFFIA
Price
Luxury
Accessible
Marketing Claim

A proven brand, back under founder leadership



Olowo-n'djo Tchala built Alaffia from $0 to $40 million dollars in revenue. He orchestrated his vision into a nationally trusted clean body care brand that has become a Top 3 Natural Bath & Body brand at Whole Foods Market.

In 2021, the company successfully exited to private equity.

As often happens in private equity-backed growth cycles, strategic priorities shifted toward financial optimization. While the brand remained strong, long-term alignment between mission, operations, and growth weakened.

During this period, founder Olowo-n'djo Tchala launched Ayéya, a premium ethical body care brand, reinforcing retailer relationships and continuing mission-led innovation.

In 2025, Tchala reacquired Alaffia.

The reacquisition marked a strategic reset - accelerating velocity across core products rooted in the original tenants of the company. Securing retailer strategic partnership and product launches, revenue is forecasted to more than double from 2025 to 2026.

Today, Alaffia combines the scale and infrastructure of a national brand, the operating discipline gained through institutional ownership, and the clarity of founder-led execution.





Trusted by leading retailers

"The most enduring companies are built with a **deeper reason for existing — where giving back is not an afterthought, but part of the design.** Alaffia is a clear example of that. Its commitment to fair trade shea, community empowerment, and accessible pricing proves that impact and long-term value creation can grow together."

— WALTER ROBB,
EX-CEO, WHOLE FOODS MARKET



4.5 STARS ON amazon

The press raves about Alaffia



COSMOPOLITAN
9 Black-Owned Soap Companies That Should Be on Your Radar RN
ESSENCE
Why Alaffia's No-Frills Products Matter So Much—And Work So Well
EBONY
TOGO

World-class operators with proven retail and CPG success

Our leadership team has built and scaled brands inside some of the most demanding retail environments in the country, including Whole Foods Market, Amazon, and Target. Collectively, they have generated over $3B in retail revenue, led billion-dollar body care and home categories, and scaled private label and emerging brands from startup to national distribution.

This is a team that understands how products win on shelf, how margins are built into the model, and how to expand across natural, grocery, and e-commerce channels. We pair founder-led mission with institutional retail expertise, combining fair trade roots with the operational discipline required to scale to a $100M brand.

Clean is 1/6th of the global



$100B body care market

The global body care market exceeds $100B and continues to grow every year. Soap, body wash, and lotion are replenishment-driven essentials embedded in daily routines across households.



Massive, growing market with targeted entry points

MACRO MARKET OPPORTUNITY

Global Beauty & Personal Care

$600B+ globally, growing +6-8% CAGR through 2030

U.S. Personal Care Market

$100B+ annually, ~3% CAGR

WHERE WE PLAY: FOCUS SEGMENTS

Body Care (Soap, Lotion, Deodorant, etc.)

- ~25B

Natural Body Care

- ~10B, growing +6-8% CAGR

U.S. Category TAM

- Shower Gel/Wash: ~$4B
- Bar Soap: ~$2.6B
- Liquid Hand Soap: ~$2.1B
- Lotion: ~2B
- Body Scrubs: ~$700M
- African Black Soap: ~$350M

CATERGORY DYNAMICS

Body Care

- ✓ Easier entry
- ✓ Story & value-driven
- ✓ High unit velocity

Baby & Beauty

- ✓ Trust-driven
- ✓ Certification-led
- ✓ Slower to build but sticky once adopted

Alaffia is well-positioned across multiple growth segments—combining impact, velocity, and long-term brand stickiness.

A proven model built to scale

Alaffia is a repeat-purchase essentials business. Our model combines impact, brand credibility, and operational focus into a system designed to grow over time. Impact is embedded into every unit sold, it's operational, measurable, and verifiable.



• Fair trade
• Women-owned shea cooperatives
IMPACT-LOCKED SUPPLY CHAIN
EMBEDDED SOCIAL IMPACT
• Impact tied to every unit sold
• Verifiable, not marketing-led
TIME & TRUST
RETAIL & CONSUMER LOYALTY
CULTURAL & BRAND TRUST
• Whole Foods & natural channel trust
• Reputational switching costs
• Founder authenticity
• Credibility competitors can't copy

Retailers reward our credibility. Whole Foods Market and the natural channel have trusted Alaffia as a category leader for more than 20 years. Retail growth strengthens consumer loyalty. Consumer loyalty reinforces retail expansion. This flywheel is our moat.



Diversified revenue streams power replicable growth

75%
RETAIL
25%
E-COMMERCE

Retail remains our foundation, led by natural grocery, with expansion into conventional grocery, mass retail, and club. The Whole Foods Market Good Soap relaunch accelerates household penetration and supports higher-volume distribution.

E-commerce enhances margin profile, national reach, and demand visibility. As

we transition to a brand-managed Amazon model, pricing control and contribution margins improve.

Body care is a replenishment-driven category. Growth comes from expanding distribution, increasing velocity, multi-pack formats, focused innovation, and operational simplification.

Capital unlocks inventory, strengthens service levels, and supports margin expansion.

We scale through a focused portfolio architecture under a single consumer-facing brand. We have three growth engines divided across mission, retention/hero products, and scale. Together, these engines allow us to scale revenue, impact, and distribution, without fragmenting the brand.



Forward-looking projections cannot be guaranteed.









Alaffia is entering its next phase of disciplined growth.

Following founder reacquisition in 2025, the company refocused on operational discipline, core hero categories, and margin expansion. That reset is now translating into accelerating revenue and improving profitability.



48%
Gross Margin
Expansion

2025 **25%**
2026 **37%**

Gross margin is projected to expand from 25% in 2025 to 37% in 2026 — a 12-point increase and a 48% year-over-year improvement. This step-change reflects structural improvements already underway, including supply chain consolidation, co-manufacturer alignment, transition to a brand-managed Amazon strategy, tighter trade spend discipline, and increased production scale.

Operational leverage is embedded in the model. As revenue grows, fixed costs are spread across higher volume, allowing profitability to expand alongside sales.

2026 represents a clear inflection point.

After a reset year in 2025, Alaffia is forecasted to achieve positive EBITDA in 2026 as revenue more than doubles and fixed costs are leveraged across scale. Rather than aggressive marketing spend, EBITDA expansion is driven by distribution growth, velocity, and operational focus.

The system is designed to surpass $50M in gross sales by 2028 with expanding margins and strengthening cash flow.

The inflection has begun.

Product Roadmap: Focused, Sequenced, and Built for Scale

YEAR	CHANNEL PRIORITY/ EXPANSION	ALAFFIA HERITAGE	ALAFFIA EVERYDAY SHEA/COCONUT	ALAFFIA GOOD SOAP
2026 Strengthen the Foundation	Natural Grocery E-Comm	Relaunch African Black Soap Bar (core credibility)	Relaunch Bar Soap into 4-Packs (everyday replenishment)	Naked Bars, Bath Fizz, Body Wash (establish incremental growth)
2027 Optimize & Expand Winners	Conventional Grocery Club (Costco & BJs)	Optimize & Expand ABS Body Wash, Body Butters, Body Balms	Optimize Body Wash, Body Lotion, Bubble Baths, Hair Care	Lotion, Hand Soap (household penetration enabler)
2028 Adjacent Growth	Mass (Target & Walmart)	Body/Bath/Shower Oils, Carton Refills of ABS	Deodorant + Shave, Carton Refills	Body Scrubs, Expand Seasonal Programs
2029 Gifting & Ritual	Select Drug/ C-Store	Ritual Kits + Seasonal Gift Kits	Bath Salts	Gift Kits
2030 Selective Expansion	Select International	Hair Care (only after core rebuild)	Seasonal Scents + Gifts	Hair Care (value-led, selective)

This roadmap reflects **winning with focus** — prioritizing hero categories, clear shopper roles, and predictable execution.

Alaffia's growth plan is disciplined and phased. Rather than expanding everywhere at once, we are strengthening hero categories, optimizing proven performers, and expanding distribution deliberately.

Each phase builds on the last. We reinforce natural channel leadership, scale into grocery and mass, and expand into adjacent categories and selective international markets only when operational foundations are secure.

Innovation is purposeful and expansion is carefully sequenced so that infrastructure scales alongside revenue.

Clean personal care brands



Clean personal care brands get acquired

SUNDIAL → Unilever $1.6B	BURT'S BEES → CLOROX $925M
DRUNK ELEPHANT → SHISEIDO $845M	MIELLE → P&G $640M

Clean personal care is a strategic priority for global CPG leaders. Brands that achieve national distribution, retail velocity, disciplined margins, and repeat purchase behavior have consistently attracted strategic acquisition interest.

Invest in better body care and better business

As we scale the next chapter, we are opening ownership to anyone who believes business can create both impact and growth.

A Note from Olowo-n'djo Tchala

I founded Alaffia with the belief that business can create lovable products and build livelihoods at the same time.

Over the past two decades, we built a nationally distributed brand rooted in West African ingredients and long-term cooperative partnerships. We proved that clean body care can scale without abandoning the communities at its source.

Reacquiring Alaffia in 2025 was about restoring alignment — between mission, execution, and growth. Today, we are rebuilding with clarity, discipline, and momentum.
We are inviting retail investors to participate because this brand was built by community. The next chapter should be owned by that community.

If you believe business can scale both impact and growth, I invite you to join us.

— Olowo-n' djo Tchala
Founder & CEO